Exhibit 99.1

Scotiabank to Acquire DundeeWealth

TORONTO, Nov. 22 /CNW/ - Scotiabank, Dundee Corporation and DundeeWealth Inc. ("DundeeWealth") jointly announced today that Scotiabank has agreed to make an offer for all of the common shares of DundeeWealth that the Bank does not own. Scotiabank currently owns 18 per cent of DundeeWealth.

"The acquisition of DundeeWealth demonstrates our strong commitment to build our wealth management presence in Canada and aligns to our global wealth management strategy," said Rick Waugh, Scotiabank President and CEO. "We have enjoyed a long and very successful relationship with both Dundee Corporation and DundeeWealth and there is a clear strategic alignment between our businesses. ScotiaFunds ranked number one in total net sales amongst Canadian schedule one banks in fiscal 2010, and DundeeWealth is the best selling and top performing independent wealth management group in the Canadian marketplace. Together we will provide clients, advisors and shareholders with even greater value. We also believe that Dynamic Funds, with their outstanding performance and breadth of products have excellent potential as we expand our global platform."

The value of the offer to DundeeWealth shareholders is $21.00 per common share representing an enterprise value for DundeeWealth of approximately $3.2 billion. Scotiabank will offer 0.2497 of a Scotiabank common share and, at the election of each shareholder, either $5.00 in cash or 0.2 of a $25.00, 3.70% five year rate reset Scotiabank preferred share for each DundeeWealth common share (including common shares issuable on conversion of other shares). Prior to closing, DundeeWealth shareholders will also receive a special distribution of $2.00 per share in cash as well as an interest in Dundee Capital Markets, with an approximate value of $0.50 per DundeeWealth share, which DundeeWealth will spin out to its shareholders in connection with the transaction. The transaction has an approximate cost of $2.3 billion to Scotiabank for the portion not currently owned.

DundeeWealth has entered into a support agreement with Scotiabank, confirming that it will support the offer subject to standard securities law conditions.  The non-interested board members of DundeeWealth have unanimously recommended that shareholders accept the offer. The DundeeWealth board retains the right to change its recommendation in the event of an alternative offer, but DundeeWealth remains bound by its obligations and is not entitled to enter into an agreement on or otherwise support an alternative proposal.

Scotiabank has entered into a lock-up agreement with Dundee Corporation, the largest shareholder of DundeeWealth. Dundee Corporation has irrevocably agreed to call and hold a meeting of its shareholders to approve the sale of its DundeeWealth shares to Scotiabank and, subject to the approval of shareholders, to tender its shares to the offer. The Dundee Corporation board has unanimously recommended that Dundee Corporation shareholders vote in favour of the sale. If the Dundee Corporation board or the DundeeWealth board changes their recommendation in the event of an alternative proposal, Dundee Corporation remains bound by these obligations.

Ned Goodman, controlling shareholder of Dundee Corporation, and David Goodman, DundeeWealth President and CEO, have irrevocably agreed to vote their Dundee Corporation shares in support of the transaction at a shareholder meeting. Ned Goodman and David Goodman have both agreed to tender their DundeeWealth shares to the offer.

Dundee Corporation owns 48 per cent of DundeeWealth. As a result of Dundee Corporation's commitment to tender, on completion of the offer Scotiabank will own at least 67 per cent of DundeeWealth. After the completion of the offer, Scotiabank also expects to proceed with the acquisition of the balance of the common shares of DundeeWealth.

The offer will be subject to customary conditions including the receipt of all necessary regulatory and other approvals, material accuracy of the public disclosure records and no material adverse changes in DundeeWealth. In addition to these customary conditions, the offer is conditional on the payment of the special dividend by DundeeWealth, DundeeWealth having completed the spin out of Dundee Capital Markets and Dundee Corporation having the requisite shareholder approval for the sale of its DundeeWealth shares. The offer is not subject to a minimum tender condition.

"I am also extremely pleased to announce that we will continue to have the benefit of the strong leadership that has built the DundeeWealth business," said Mr. Waugh. "Ned Goodman will play a strategic role continuing as non-executive Chairman of DundeeWealth and as a sub-advisor managing Dynamic's Focus+ Resource Funds. David Goodman will remain DundeeWealth's President and CEO and head the firm's investment management activities together with their sales and distribution platforms. We look forward to combining the significant expertise and experience of these highly skilled leaders with our own."

"What David and the Dynamic team have been able to accomplish at DundeeWealth over the past four years is truly remarkable," said Ned Goodman, President and CEO of Dundee Corporation and Chairman of DundeeWealth. "I am confident that this marriage with Scotiabank will allow David to achieve his goal of making DundeeWealth an international symbol of Canadian excellence in the investment management business."

The special committee of independent directors of DundeeWealth has reviewed the proposal and obtained independent legal and financial advice. In particular, the committee engaged TD Securities Inc. as its independent financial advisor to prepare the formal valuation required under applicable securities laws. TD Securities has also provided the special committee and the board of directors with an opinion that the consideration being offered by Scotiabank to the shareholders of DundeeWealth (other than Dundee Corporation, Ned Goodman and David Goodman) is fair, from a financial point of view, to the shareholders of DundeeWealth. This will be included in the directors' circular that will be sent to DundeeWealth shareholders.

"We believe that this is the right direction for DundeeWealth and for all of our stakeholders, and recommend that our shareholders accept this strong offer," said David Goodman, President and CEO, DundeeWealth. "We have built a significant presence in the investment management business and I look forward to working with the Scotiabank team to continue that momentum and the tradition of innovation and excellence that has characterized our company's performance over the last decade. Scotiabank has a history of working well with independent professionals and, as they have demonstrated so clearly with Dundee Bank of Canada, will be an excellent partner for our advisors."

As a result of this acquisition, Scotiabank will become the fifth largest mutual fund provider in Canada and the third largest among the country's leading banks based on figures reported by the Investment Funds Institute of Canada (IFIC). On closing, the transaction will immediately increase the Bank's presence in the third-party advisor channel and enhance products and sales support across the branch network. At the same time, greater breadth and scale of distribution will strengthen competitive advantage in areas of product innovation and efficiency.  Using conservative assumptions on synergies and growth the transaction will be earnings neutral in year one and accretive thereafter.

"This announcement gives us significant scale in Canada and accelerates growth across all channels," said Chris Hodgson, Group Head, Scotiabank Global Wealth Management. "We are committed to the advisor channels and to providing these advisors with the tools they require for success. With our well-established distribution network in international markets, we also see an exciting new opportunity to take Dynamic's capabilities global."

"Today's announcement marks a significant step in the evolution of wealth management services in Canada, bringing together two proven leaders in product development and asset management to enhance offerings for independent advisors and bank-channel customers alike," said David Goodman. "I look forward to continuing to play a leadership role in the combined entity. I believe that this model will ultimately produce greater value for clients, advisors, employees and shareholders."

"This announcement decisively builds on our commitment to being a leading wealth management services provider in Canada and around the world," said Mr. Hodgson.

Full details of the offer will be included in the formal offer and take-over bid circular (the "Circular") that is expected to be mailed to DundeeWealth shareholders in December. Scotiabank's Circular will be accompanied by DundeeWealth's directors' circular, which will include copies of the formal valuation and fairness opinion. Once mailed, these documents will also be available on the SEDAR website at www.sedar.com. The offer will be open for acceptance for at least 35 days following the commencement of the offer.

Scotia Capital advised Scotiabank on this transaction. GMP Securities advised Dundee Corporation, Dundee Capital Markets advised DundeeWealth and TD Securities advised the DundeeWealth special committee.

Conference Call

Scotiabank will hold an analyst and investor conference call on Monday, November 22, 2010 at 10:00 a.m. EST.

Interested parties are invited to access the call live, in listen-only mode:

a) Via telephone, at 416-644-3418 or toll-free, at 1-877-974-0447 (please call five to 15 minutes in advance).

b) Via the Internet on the Investor Relations page of www.scotiabank.com.

During the call, listeners may also wish to refer to the Analyst Presentation information displayed on the Investor Relations page of www.scotiabank.com.

Conference Call Archive

A telephone replay of the call will be available by calling 416 640-1917, toll free at 1-877-289-8525 (identification code 4387899#).

About DundeeWealth Inc.

DundeeWealth is a Canadian owned, independent wealth management company that currently oversees $78.5 billion in fee earning assets. It provides diversified wealth management and investment solutions including alternative and tax-advantaged products, capital markets and advisory services to financial advisors, institutions, corporations and foundations, and innovative wealth management through independent financial advisors across Canada. Its award winning investment brand, Dynamic Funds®, managed by Goodman & Company, Investment Counsel Ltd., is also available outside of Canada through distribution platforms in Europe and the United States. DundeeWealth is listed on the Toronto Stock Exchange (TSX: DW).

About Dundee Corporation

Dundee Corporation is an asset management company dedicated to wealth management, real estate and resources that, combined, reflect approximately $82 billion under management and administration. Its domestic wealth management activities are carried out through its 61% controlled subsidiary, DundeeWealth Inc. Dundee Corporation's real estate activities are conducted through its 70% owned subsidiary, Dundee Realty Corporation, which operates as an asset manager of commercial real estate with activities in a land and housing business in Canada and the United States. Resource activities are carried out through its wholly-owned subsidiary, Dundee Resources Limited. Asset management activities are carried out through Ned Goodman

Investment Counsel Limited and Dundee Real Estate Asset Management (DREAM).

About Scotiabank

Scotiabank is one of North America's premier financial institutions and Canada's most international bank. With close to 70,000 employees, Scotiabank Group and its affiliates serve approximately 14.6 million customers in some 50 countries around the world. Scotiabank offers a diverse range of products and services including personal, commercial, corporate and investment banking. With more than $523 billion in assets (as at July 31, 2010), Scotiabank trades on the Toronto (BNS) and New York Exchanges (BNS). For more information please visit www.scotiabank.com.

Forward-looking statements:

Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include comments with respect to the Bank's objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank's businesses and for the Canadian, United States and global economies. Such statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intent," "estimate," "plan," "may increase," "may fluctuate," and similar expressions of future or conditional verbs, such as "will," "should," "would" and "could."

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond our control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: our ability to complete the acquisition of DundeeWealth in accordance with the terms and conditions of the offer, the accuracy of our assessment of the effects of the successful completion of the offer, the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; significant market volatility and interruptions; the failure of third parties to comply with their obligations to us and our affiliates; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; the effect of changes to our credit ratings; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; operational and reputational risks; the risk that the Bank's risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank's ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank's ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and the results of its operations, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital markets activity; the Bank's ability to attract and retain key executives; reliance on third parties to provide components of the Bank's business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank's anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the discussion starting on page 62 of the Bank's 2009 Annual Report.

The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

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For further information:
Peter Slan, Senior Vice-President, Scotiabank Investor Relations, (416) 933-1273; Ann DeRabbie, Director, Scotiabank Media Communications, (416) 933-1344, Robert Pattillo, Executive Vice-President, Marketing and Communications, DundeeWealth/Dundee Corporation, (416) 365-6466; Myra Reisler, Manager, Public Affairs, DundeeWealth, (416) 365-5370

CO: Scotiabank

CNW 09:27e 22-NOV-10